UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___February 2005___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

Technical Report for Kirazli dated February 11, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  February 15, 2005                             Signed: /s/ Sean Tetzlaff

                                                                                   Sean Tetzlaff

                         CFO and Corporate Secretary

FORM 43-101F1
TECHNICAL REPORT

THE EXPLORATION ACTIVITIES OF FRONTEER DEVELOPMENT GROUP INC.

ON THE KIRAZLI GOLD PROPERTY,

CANAKKALE PROVINCE,

REPUBLIC OF TURKEY

DURING THE PERIOD MAY 2004 TO JANUARY 2005

Located At:

Latitude:  40.0200 Deg North/ Longitude:  26.7142 Deg East

Submitted in fulfillment of reporting requirements under

National Instrument 43-101

On

February 11, 2005

Prepared By:

Qualified Person

Ian R. Cunningham-Dunlop, P.Eng.

2537 Sechelt Drive

North Vancouver, B.C. V7H 1N7

For:

Fronteer Development Group Inc.

Suite 1640 – 1066 West Pender Street

Vancouver, B.C. V6E 3X1

18.0	MINERAL PROCESSING AND METALLURGICAL TESTING……………………	24
	18.1 Petrographic Studies………………………………..……………………………………	24
	18.2 Metallurgical Studies…………………………………………………..…………………	25
19.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES…….…………….	25
20.0	OTHER RELEVANT DATA AND INFORMATION…………………………………..	25
21.0	INTERPRETATION AND CONCLUSION…………………………………………….	26
22.0	RECOMMENDATIONS………………………………………………………………….	26
23.0	REFERENCES……………………………………………………………………………	27
24.0	DATE………………………………………………………………………………………	29

2.1	LIST OF TABLES
	Table 1: Kirazli Gold Property – Mineral Tenure……………………………………..……………………..	4
	Table 2: Kirazli Gold Property – Summary of 2004 Drill Hole Collars………………………………..……	16
	Table 3: Kirazli Gold Property – 2005 Proposed Budget……………………………………………….…..	26

2.2	LIST OF FIGURES
	Figure 1 Kirazli Gold Property – Location Plan………………………………………………………………	3
	Figure 2 Kirazli Gold Property – Mineral Tenure Plan ……………………………………………………..	3
	Figure 3 Geology of the Biga Peninsula, Turkey…………………………………………………………….	8
	Figure 4 Gold Propsects in the Biga Peninsula, Turkey…………………………………………………….	9
	Figure 5 Kirazli Gold Property – Property Geology…………………………………………………………..	10
	Figure 6 Generalized Cross Section of the Kirazli Gold Property…………………………………………..	13
	Figure 7 Kirazli Gold Property – DDH Plan Map……………………………………………………………..	16
	Figure 8 Kirazli Gold Property – DDH Cross Section KD04-01A/KD04-02……………………………….	17

2.3	LIST OF PLATES
	Plate 1 View of Kirazli Dagi – looking Southwest…………………………………………………………...	5
	Plate 2 Core Photos from KD04-01 – 9.1m@44.01 g/t Au from 43.30-52.40 m………………………..	18

2.4	LIST OF CHARTS
	Chart 1 Kirazli Gold Property – 2004 Reject Re-sampling…………………………………………………	15
	Chart 2 Kirazli Gold Property – Au Results from KD-01A vs. KRR-07……………………………………	18
	Chart 3 Kirazli Gold Property – Au Results from KD04-02 vs. KRR-18…………………………………..	19
	Chart 4 Kirazli Gold Property – 2004 Standard Data Correlation………………………………………….	22
	Chart 5 Kirazli Gold Property – 2004 Blank Data Results………………………………………………….	23
	Chart 6 Kirazli Gold Property – 2004 Duplicate Data Results……………………………………………...	24

2.5	LIST OF APPENDICES
	Appendix I Certificate of Author…………………………………………………………………………….	30
	Appendix II Consent of Author……………………………………………………………………………….	31
	Appendix III Kirazli Gold Property – Summary of Historic Drill Hole Collars…………………………….	32
	Appendix IV Kirazli Gold Property – Summary of Historic Drill Hole Composites……………………….	34
	Appendix V Kirazli Gold Property – Summary of 2004 Drill Hole Collars………………………………...	36
	Appendix VI Kirazli Gold Property – Summary of 2004 Drill Hole Composites…………………………..	37
	Appendix VII Kirazli Gold Property – 2004 Drill Hole Summary Logs……………………………………....	38
	Appendix VIII Assay Methods and Detections – ALS Chemex Laboratories……………………………….	41
	Appendix IX Sampling Protocol………………………………………………………………………………...	42
	Appendix X QA/QC Sampling………………………………………………………………………………….	43

#

3.0

SUMMARY

This technical report on the Kirazli Gold Property for Fronteer Development Group Inc. has been prepared by I. R. Cunningham-Dunlop, P. Eng.  The author has the experience, background and personal knowledge to act as Qualified Persons under NI43-101.

The Kirazli Gold Property is located in Canakkale Province on the Biga Peninsula of Northwestern Turkey.  It is accessible by a 3 kilometre dirt road from the village of Kirazli which is turn located 40 km south of the regional capital of Canakkale.

Fronteer has an option to earn a 100% interest in the Kirazli Gold Property from Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. through an agreement signed in May 2004.  The property consists of 1,540 hectares of mineral tenure in 2 contiguous licenses covering a prominent northwest trending ridge with 500 metres of relief.

The Kirazli Gold Property falls within the Eocene to Pliocene-age, calc-alkaline to alkaline Canakkale volcanic field on the eastern margin of the postulated Kirazli Caldera.  The property is underlain by a sequence of andesitic to dacitic lithic (fragmental) and crystal-lithic tuffs whose primary textures are largely obscured by a blanket of intense silica and clay alteration.  Gold mineralization on the property reflects a high-sulphidation epithermal system with early-phase, densely silicified, barren, pyritic volcanics overlying a younger, downward tapering plume of dark gray, Au-bearing, pervasive sulphidic silicification.  This silica plume is centered on a pre-existing mill breccia and is haloed by advanced argillic and finally propylitic alteration halos.

The Kirazli Gold Property was the subject of considerable exploration work by a previous operator during the period 1987-1992 which culminated in the drilling of 25 percussion holes (563.54m), 20 reverse circulation holes (3,373.46 m), and 24 diamond drill holes (3,274.50m).  A shallow-dipping zone of high-grade mineralization was discovered immediately below the barren silica cap in a number of holes and returned results up to 5.0 g/t Au/52.5m in KRR-07, 13.7 g/t Au/19.5m in KRR-17, 1.9 g/t Au/103.5m in KRR-18, and 3.64 g/t Au/61.50m in KRR-20.

Fronteer Development Group Inc. carried out exploration on the property between May 2004 and January 2005 involving a compilation of the historic data, a topographic survey program, a reject re-assay program, and three diamond drill holes totaling 890.90 m.  The program confirmed the presence of the high-grade mineralization intersected in the historic reverse circulation holes and returned improved intercepts of 9.66 g/t Au/51.2m (including 50.7 g/t Au/7.8m) in KD-01A and 1.95 g/t Au/61.2m (including 4.07 g/t Au/22.9m).

The results of the Kirazli 2004 Work Program are considered to be very encouraging and there is excellent potential to add further high-grade resources on the property as well as identifying new sulphide breccias at depth.  A 5,000 metre follow-up diamond drill program is proposed for 2005 to test both the limits of the known high-grade zone on close-spaced centres and to also carry out step-out holes on other areas within Kirazli Dagi.

The proposed budget for this program is $US 853,300 with an estimated time to completion of 5 months.

4.0

INTRODUCTION AND TERMS OF REFERENCE

This report on the Kirazli Gold Property of Fronteer Development Group Inc. has been prepared by I. R. Cunningham-Dunlop, P. Eng., at the request of Mr. Mark O’Dea, President.  The report was commissioned by Fronteer Development Group Inc. to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1.

The Kirazli Gold Property was optioned by Fronteer in May 2004 from Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.S.  The property now forms an important part of Fronteer’s properties and activities in the Biga Peninsula of Western Turkey.  Considerable data is available on the Kirazli Property in Fronteer’s files and as readily available public documents.  The public sources of relevant references are listed in Section 23 to this report.

The gold values for work performed by Fronteer are reported as grams per metric tonne (“g/t”) unless otherwise indicated.  Currency is reported in US dollars unless otherwise noted.  All map co-ordinates are given as Turkish Co-ordinate System (UTM 6 Degree k=0.9996 – ED50), UTM Central Meridian 27 (ED50) co-ordinates or Latitude/Longitude.

The author is a qualified person but not an independent person with respect to the business activities of Fronteer Development Group Inc.  He has worked in his field of expertise for 25 years on gold exploration properties in Canada, United States, Argentina and Australia.  He has been employed by Fronteer Development Group Inc. since November 1st, 2004 as Exploration Manager – Canada/Turkey and has a thorough knowledge of the recent work of Fronteer on the Kirazli Gold Property.

5.0

DISCLAIMER

The author has relied on information provided by Fronteer Development Group Inc. on the legal status of the claims that forms the Kirazli Gold Property.  An effort was made to review the information provided for obvious errors and omissions; however, the author shall not be held liable for any errors or omissions relating to the legal status of the claims described in this report.

A substantial amount of technical data on the exploration work performed by the previous operator of the Kirazli Gold Property was provided by Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.S.  This material has been used extensively in this report within Sections 7, 8, 9 and 11 (history, geology, structure, alteration and mineralization).  However, the author shall not be held liable for any errors or omissions relating to missing data.

6.0

PROPERTY DESCRIPTION AND LOCATION

The Kirazli Gold Property is located 1.5 km south of the village of Kirazli, Canakkale Province, on the Biga Peninsula of Northwestern Turkey (Figure 1).  The property consists of a total of 1,540.43 hectares of mineral tenure in 2 contiguous licenses (Figure 2 and Table 1) covering a prominent northwest trending ridge with 500 metres of relief.

Figure 1 – Kirazli Gold Property – Location Plan

40.1 °
40.05 °
40 °
39.95 °
26.6 °
26.65 °
26.7 °
26.75 °
26.8 °
26.85 °
N
S
E
W
Road
AR-80772
Kirazli Village
AR-84716
0
2.5
5
kilometres

Figure 2 – Kirazli Gold Property – Mineral Tenure Plan

On May 6, 2004, Fronteer Development Group Inc (“Fronteer”) entered into an option agreement with Teck Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. (“TCAM”) to acquire a 100% interest in the Kirazli Gold Property (“Property”).  A total of 200,000 shares of Fronteer Development Group Inc. were issued to TCAM on signing of this agreement.

The obligations of Fronteer related to the May 6, 2004 option agreement include the following items.

•

Total exploration expenditures of $(US) 3,000,000 over a period of 4 years and including a minimum expenditure of $(US) 250,000 dollars in the first year.

•

The issue of an additional 200,000 shares of Fronteer Development Group Inc. to TCAM over a period of 4 years.

•

After exercising the option, Fronteer will have earned 100% of TCAM’s interest in the Property, subject to TCAM’s back-in rights (see below) and to there reserved to TCAM a 2% Net Smelter Return Royalty (NSR).

•

In addition to the NSR, Fronteer will also pay TCAM a production bonus of $(US) 10 per ounce to a maximum of 250,000 ounces with for any production from the defined resource area.

•

For the initial period of one year and thereafter by mutual consent, Fronteer shall use TCAM as the “Manager” of all work programs on the property.

•

During the terms of the agreement, there shall be a 2 km area of interest around the boundaries of the Property such that new ground staked by either party must be offered to the agreement.

At any time prior to Fronteer earning 100% interest in the Property, TCAM has the right to “back-in” for a 60% interest in the project by spending the greater of:

•

Two times the total expenditures accrued by Fronteer at the time TCAM elects to participate in the Property; or

•

$(US) 3.0 million.

TCAM can also earn an additional 10% interest through the completion of a positive feasibility study and by arranging project financing on behalf of Fronteer Development Group Inc. in the amount of 30% of the capital costs of production.

License No.	Erisim No.	Sicil No.	Location	Hectares	Due Date

AR-84716	1110012	62075	Canakkale	979.29	26/05/2005
AR-80772	2458325	57863	Canakkale	561.24	14/09/2006
			Total	1540.43

Table 1 - Kirazli Gold Property - Mineral Tenure

7.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Kirazli Gold Property is located in the Biga Peninsula, 1.5 km south of Kirazli Village, Canakkale Province in Northwestern Turkey.  Access from Canakkale, the nearest large population centre (population 54,000) and provincial capital to Kirazli Village is via 40 km of narrow, winding, paved two lane road.  Access from Kirazli Village to the project area is along 3 km of well maintained dirt road which provides access to some of the smaller villages.  A new highway (which is currently under construction) will connect the City of Canakkale to the Town of Can and will pass within 5 km of the Property.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers.  Temperatures range from 15 to 35 deg Celsius in the summer season and -20 to -10 deg Celsius in the winter months.  The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter.  The Property is generally windy, particularly from fall through spring.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Can.  Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

Kirazli Dagi forms one of the most prominent hills in the region with a maximum elevation of 811 metres (Plate 1).  Relief in the area is approximately 250 metres with slopes generally not exceeding 25-30%.  Vegetation consists of mostly scrub oak and various shrubs up to 3 metres in height. Isolated stands of 20 to 30 year old pines are also present.  Large areas along the western side of the Property have been stripped of the vegetation and replanted with pine seedlings.

Plate 1 – View of Kirazli Dagi – Looking Southwest

8.0

HISTORY

Tüprag Metal Madencilik (“Tuprag”) acquired the Kirazli Gold Property during mid-1987 to early 1989.  After completing initial favorable reconnaissance mapping\rock-chip sampling and stream sediment sampling, Tuprag and Newmont Overseas Exploration, Ltd. (“NOEL”) effected the Kirazli Mining Venture agreement (“KMV”) on March 18, 1989.  Terms of the-agreement were retroactive to February 1, 1989.  Under the agreement NOEL had the right to earn a 50% interest in the property by spending $US3.0MM on or before September 30, 1991 after spending approximately $US1.8MM.

Work carried out by Tuprag and the KMV from mid-1987 to June 30, 1992 included the following which is presented in a general chronological order.

8.1

Regional Work

•

Landsat image study and interpretation; identification of circular caldera feature (6km diameter); Kirazli located on eastern rim.

•

Stream sediment sampling: 250 samples with anomalies to 100ppb Au on NE flank of Kirazli Dagi; other anomalies to 50ppb Au in northern part of KMV.

8.2

Mapping

•

General l:25000 scale mapping; discovery of silicified/opalized volcanics in regional area; concentration on the extensive silicification and argillization discovered on Kirazli Dagi; field follow-up of stream sediment anomalies in north part of KMV; discovery of small areas of silicification and argillization with minimal Au (100ppb) in rock samples and limited tonnage potential.

8.3

Project Work

•

Mapping: General 1:500 scale; further detailed mapping of silicified/opalized volcanics on Kirazli Dagi and Catalkaya Tepe; identification of advanced argillic assemblage with overprinted stockwork veinlets; recognition of pyrophyllite and late-stage clay alteration; delineation of structural elements.

•

Rock chip sampling; 311 samples; anomalous Au found in silicified volcanics with barite veining (2.0-7.0 g/t Au) and in areas of argillic alteration with segregations of quartz/pyrite veining (0.1-4.0 g/t Au); anomalous trace element values on crest of Kirazli Dagi (to 440ppm Ag, 4300ppm As, 1300ppm Sb ,60ppm Hg).

•

Exploration pitting; 32 pits; 67.0 total meters; 99 samples; confirmation of soil anomalies to 3m depth.

•

Spectral IP/resistivity surveys; 14 lines; 19.1 line-kilometers; delineation of broad, NW-trending areas of silicification and/or sulfides.

•

Total field magnetic survey; 14 lines; 28.8 line-kilometers; no specific features outlined as being correlatable with mineralization; flat signatures.

•

Percussion Drilling (KRP Series); 25 holes totaling 563.65 metres; confirmed soil anomalies; identified areas of bedrock Au (0.1-3.6ppm)

•

RC (reverse circulation) Drilling (KRC Series); 20 holes totaling 3,373.46 metres; delineation of significant areas of oxide and sulfide Au mineralization (0.5-61.0 g/t Au and 0.5-2.9 g/t Au respectively); initial interpretation of plumed deposit configuration.

•

Diamond Core Drilling (KRR Series); 24 holes totaling 3,274.50 metres; delineation of oxide and sulfide Au mineralization (0.53.6 g/t Au and 0.5-34.8 g/t Au, respectively); development\refinement of deposit model

•

Petrographic analyses; 13 drill core and 4 hand specimens selected for thin/polished section studies; confirmation of mineral identification and paragenesis ideas generated from drilling; identification of free Au.

•

Metallurgical studies; four bottle roll tests on sulfide and oxide ores and one autoclave and one stir tank test on sulfide ore amenable to leaching with bio-oxidation or autoclave pre-treatment.

•

Topographic survey; contract surveys prepared 1:1000 and 1:5000 scale topographic base maps of the Kirazli prospect and established locations of the baseline, various control points, all of the percussion drill holes, the majority of the RC drill holes, and four of the core holes.

•

Computer modeling; core and RC drill data digitized in Lotus format for transfer to Vulcan modeling program

•

Multi-element analyses; composite samples from drill holes KRC-1 (33) and KRR-7 (43) (Au, Ag, As, Sb, CLI, Pb and Zn (both holes), and Ba, Bi, Hg, Sn, Te and W (KRC-l)); Pb, As, Sb, Ag and/or Hg above Au zone, and deeper Cu or Pb anomalies in both holes

•

Detailed soil program; 47 soil samples collected on three lines directly over and flanking the known Au mineralization intersected in drill holes KRR-7, 17 and 18; material analyzed for Au, Ag, As, Sb, Cu, Pb and Zn; close correlation of Pb, As and Sb anomalies

After this initial period of work in 1987-1992, the KMV dissolved and no exploration work was carried out until the property was acquired by Teck Cominco Arama ve Madencilik Sanayi Ticaret A.Ş. in early 2004 and subsequently by Fronteer Development Group Inc in May 2004.

9.0

GEOLOGICAL SETTING

9.1

Regional Geology

The Republic of Turkey is underlain by crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia continents. The Biga Peninsula, in particular, is located in the western part of the Sakarya Tectonic Zone which is bounded by the Intra-Pontide Suture to the north and the Ismir-Ankara-Erzincan Suture to the south.  The Biga Peninsula is comprised of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata.  Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Küçükkuyu.  The Kirazli Gold Property is located in a Tertiary volcanic basin, adjacent to a granodiorite pluton of Oligocene age on the north side of the Kazdag massif (Figure 3).

Figure 3 - Geology of the Biga Peninsula, Turkey

9.2

Local Geology

The Kirazli Gold Property lies within the Eocene to Pliocene, calc-alkaline to alkaline Canakkale volcanic field. This extensive volcanic field occupies approximately 50% of the area of the Biga Peninsula or an area roughly 40 km by 40 km (Figure 4).

Both complete and truncated circular features interpreted as caldera structures and sources of the volcanics occupy the northwestern portion of the volcanic field. These circular features are discernable on 1:100.000 scale Landsat images. The Kirazli project lies on the eastern edge of one of the largest (6km diameter) caldera structures, which is informally called the Kirazli Caldera.

A strong ENE structural fabric in areas of the Canakkale volcanic field is easily seen on Landsat photos. This structural appears to have played a significant role in the localization of intrusives and hydrothermal mineralization in the volcanic field. This alteration consists of extensive clay halos to areas of siliceous rocks of various origins and is associated with gold mineralization.

N
LEGEND
Intrusive (Granodiorite, Gabbro)
Volcanics (Andesite, Dacite, Rhyolite)
Fault
Boundary
Silicification
Rock Samples >500ppb
Silt Samples >20ppb
DEDEDAGI
BODURLAR
DIKMEN
DOGANCILAR
AKBABA
8MT@ 1.3 g/t Au
KIRAZLI
KARTALDAG
TV TOWER
PIRENTEPE
TEPEKÖY
KOCATARLA
KIZILDAM
T-4
KARINCALI
HALILAGA
AGIDAGI
20MT@ 1 g/t Au
EVCİLER
BAHÇEDERE
ALTINOLUK
AVCILAR
KÜÇÜKDERE
1.5 MT@ 5 g/t Au
20 km

Figure 4 - Gold Prospects in the Biga Peninsula, Turkey

9.3

Property Geology

9.3.1

Rock Units

The volcanic units at Kirazli consist of Miocene age (16-20Ma) andesitic to dacitic lithic (fragmental) and crystal-lithic tuffs.  The volcanic units are generally massive and medium-grained, and contain interbeds of thin ash turf and irregular epiclastic units.

No attempt has been made to differentiate the individual volcanic units in the past due to the fact that:

•

The volcanic assemblage displays extremely disordered, intra-caldera relationships (interfingering, slumping, etc.)

•

The original rock textures are typically obliterated by intense alteration (Figure 5)

•

It was determined early in the exploration program, and subsequently verified by mapping and drilling, that direct control of mineralization by original volcanic lithologies was of minor importance.

Figure 5 - Kirazli Gold Property - Property Geology

9.3.2

Structure

The dominant structural trends in the Kirazli area (as documented by the previous operator) are N45-60W, NS, N15-30E, and EW. The NW structures (which are readily apparently from the Landsat maps) are possibly related to caldera development (i.e. ring faults).  The intersection of the NW and NNE structures may have produced the key “mill breccia” which has been observed in the core of the high grade mineralized zone at Kirazli.

The main alteration pattern at Kirazli Dagi is dominated by a NW-SE trending sub-horizontal silica cap, underlain by a thick argillic layer.  However in contrast to this silica cap, the dominant structural signature on hill from outcrop mapping appears to be approximately NE-SW as described below.

•

Early - Mineralization features comprise NNE-SSW-trending breccia dykes across the Kirazli Dagi summit, together with NE-SW-trending faults, identified from distribution of map units.  None of these appear to displace the silica cap, and may pre-date it.  Pyrite-bearing silicified breccia crops out along one of these faults, within the argillic layer and may represent a feeder zone to the mineralizing system.  Within the silica cap, there are a suite of breccia dykes, oriented NNE-SSW and NW-SE.  In addition, there are scattered outcrops of matrix-supported breccias, without a clear structural association.

•

Late - A series of later transcurrent faults cross-cut the hill, indicated by shatter zones up to 10m wide.  These are transcurrent faults, with a dominant shallow lineation plunging 20° NNE. Ancillary to this is shallow 020°-directed thrusting, and NNE-SSW high-angle extension, demonstrated by steeply dipping 130° trending tension gashes with single-ended botryoidal hematite and quartz veining.  It is likely that these transcurrent faults reactivated pre-existing mineralization-related structures

9.3.3

Alteration

9.3.3.1

Silicification

Kirazli Dagi is capped by massive, pervasively silicified volcanics which form prominent cliffs and ridges.  The silicification is monophase, and may have formed from either of two processes described below.

1)

The regional, sulphidic silicification of the Neogene volcanics in part coincidental with some stage of caldera formation.  The depth of formation may have been shallow, near the water table in permeable fragmental and tuff units; or

2)

The silicified volcanics formed via the remobilization of silica by acidic fluids percolating downward from an overlying acid-leached zone.  At the level of the paleo-water table, the fluids were neutralized inducing silica precipitation.  At Kirazli, the overlying acid-leached zone would be eroded away.  This mechanism has been suggested as an explanation for the massive zones of silicification found at other high-sulfur, epithermal deposits (e.g., Pueblo Viejo, Dominican Republic).

The massive, densely silicified volcanics contain relict fragmental texture of the volcanics.  Furthermore, the silicified units are strongly pyritic, contain local healed hydrothermal breccias, and locally retain the bedding planes of the original flows.  The color of these early-phase silicified volcanics is tan, brown or light gray.

The early monophase replacement silicification is overprinted by a younger Au-associated event at Kirazli.  This distinctive, younger sulphidic silica constitutes a downward-tapering, plumed halo of silica flooding that is most readily seen as matrix-replacement in the mill breccia.

Within this later silicification, textural preservation ranges from complete to nil. The mill breccia texture is well preserved. The distinctive dark-gray color and felted texture of this younger silicification sets it apart from the earlier phase of massive silicification noted above.

Stockwork stringers of dark-gray, felted quartz/pyrite emanate from the central areas of mineralization and are of the same age. The stringers extend up to 400m SE of the mill breccia.

Areas of opaline and chalcedonic silica replacement are located approximately 600 and 400m, respectively, NW of the crest of Kirazli Dagi. The two forms of silica may be related to the early massive silicification discussed above (two scenarios). The type of silica precipitated would depend on the temperature of formation and the degree of aging.

A younger phase of opal\chalcedony formation may be present and is represented by veinlets of the minerals that cross-cut all earlier phases of silica in various core drill holes.

9.3.3.2

Argillization

An advanced argillic alteration assemblage is present at Kirazli beneath the main silica cap.  The assemblage ranges from a clay-rich member (>60% clay) to a quartz (silica)-rich member (>60% quartz).  The assemblage has been intersected in all but one of the RC/core drill holes (KRC-3 is the exception).  The clay may be composed dominantly of kaolin-rich minerals.

Distinct from the advanced argillic assemblage is a late clay event, which is most readily evidenced by pyrophyllite clots, masses and veinlets.  The pyrophyllite overprints the second-phase, dark gray, pervasive silicification as seen most notably in drill hole KRC-1.   Pyrophyllite is associated with late-stage, variable mineral assemblage veins.  Some kaolinite may be after this pyrophyllite.

Alunite occurs as small disseminations or as larger masses with a distinctive light pink color and may be allied with .the pyrophyllite noted above.

9.3.3.3

Iron Oxides

Hematite is noted at Kirazli as:

•

Muddy, post-mineral fault gouge

•

Specularite

•

Light red material associated with hydrothermal "sanding"

•

As normal fracture coatings

Limonite can be found:

•

In columnar form

•

As normal fracture coatings

•

Most importantly, as an ochery phase directly associated with hydrothermal cavities and Au mineralization

Iron oxide-filled and coated fractures locally offset earlier veinlets and stringers noted above and locally create small breccia zones up to 3cm in width.

9.3.3.4

Propylitization

Flanking propylitic alteration is noted in elevations on the west side of Kirazli Dagi.

10.0

DEPOSIT TYPES

The principal model for gold mineralization at the Kirazli Gold Property is a high-sulphidation, epithermal gold deposit.  Premier examples of this kind of deposit in the world are Yanacocha, Pierina and Alto Chicama in Peru.  The Kisladag gold deposit (5 million ounces) located in Turkey and owned by Eldorado Gold Corporation is a more conservative example.  .

11.0

MINERALIZATION

The Kirazli Gold Property is the site of an Au-bearing, high-sulphidation, epithermal deposit.  Figure 6 is a generalized cross-section of the deposit.

At Kirazli, early-phase, densely silicified, barren, pyritic volcanics overlie a younger, downward tapering plume of dark gray, Au-bearing, pervasive sulphidic silicification.  The plume is centered in a pre-existing mill breccia which was emplaced at the intersection of possible NW and NNE structures.   Dark gray, quartz/pyrite stockwork stringers are contained within and emanate out from the middle of the plume and are the same age as the plume.  Flanking the deposit, the silica plume is interfingered with advanced argillic alteration, which may have in initially formed from early Au-barren hydrothermal activity.

Overprinted on the dark-gray second phase silicification are younger, Au-bearing veins of variable mineral content (quartz, pyrite, pyrophyllite, barite, famatinite or marcasite).  Propylitic alteration forms the outermost alteration suite.

Within the silica plume, a sub-horizontal zone of high-grade Au mineralization with a root zone is present. The exact geometry of the high-grade zone and its root is unclear along with the relationship of the zone to the center of mineralization is not known at this time. Speculation on the genesis of the high-grade zone is discussed below.

Paragenesis

The proposed paragenesis of the deposit is summarized in the various stages below.

1)

Development of the Kirazli Caldera with associated structural elements (NW and NNE faults & mill breccia).  Deposition of andesitic-dacitic volcanics.

2)

Formation of the massive, densely silicified volcanics.  An Au-barren event.

3)

Formation of a widespread, light-gray advanced argillic alteration assemblage (quartz/clay/pyrite/+-famatinite) and flanking propylitic alteration. Initial formation of this assemblage may have accompanied caldera and mill breccia development and silicification noted in Stage 2. An Au-barren event.

4)

Formation of dark-gray replacement sulphidic silicification (silica plume) and associated stockwork stringers (the focus of flow for these fluids appears to be the mill breccia).  Mill breccia matrix is replaced by the dark gray, felted sulphidic silica.  Stringers of felted quartz and pyrite emanate from the mill breccia area.  Au values associated with this stringers average 250-300ppb.  At their furthest extent, the stockwork stringers are barren.

5)

Creation of residual, vuggy silica horizon at the base of the densely silicified volcanics by corrosive (acidic) hydrothermal activity.

Base leaching of the silicified volcanics by acidic fluids creates a permeable horizon for subsequent hydrothermal fluids.  The base leaching is probably enhanced by the impermeable nature of the overlying silicified units, which acted as a barrier to upward fluids flow

6)

Rising hydrothermal fluids enter the permeable horizon created in Stage 5 and boil, precipitating Au.  The boiling would have been initiated by the drop in pressure in the vuggy zone and may have fluctuated through a narrow horizontal distance (avg. 5m). It is possible that some of the Au precipitated during this event was gained from fluids passing through previously mineralized rock (Stage 4).

This stage created the sub-horizontal, Au high-grade zone which corresponds exactly with the appearance of the distinctive vuggy texture. This high-grade zone averages 5m in thickness and dips approximately 12 degrees to the NW. The high-grade zone appears to become richer in Au grade and thicken down-dip. Lower Au values in the range of 1.0-2.0 g\t below the high-grade zone may reflect mineralization in the underlying feeder zone.

7) Hydrothermal (+/- tectonic) fracturing of the densely silicified, volcanics and Stage 4 silica plume and filling of those fractures with quartz, pyrite, pyrophyllite, barite, famatinite or marcasite veins.  The veins contain variable combinations of the minerals noted.

A range of Au values (nil-35 g\t) are associated with these veinlets.  The highest values are associated with quartz/barite and pyrite/quartz/barite+/-famatinite veining.  Pyrophyllite veins and marcasite veins are barren.  Alunite may also be a part of this stage of mineralization however Au mineralization cannot be directly related to alunite occurrences.

8)

A late-stage opal/chalcedonic event.  An Au-barren event.

9)

Supergene and hypogene oxidation. The latter is noted by significant quantities of specularite.

1)

Post-mineral faulting marked by hematite mud.

12.0

EXPLORATION

Fronteer Development Group Inc. began work on the Kirazli Gold Property in May 2004 and has incurred exploration expenditures of $Can 639,219 to January 31, 2005.  Teck Cominco Arama Ve Madencilik Sanayhi Ticaret A.S. has served as the operator of the project by means of a service contract with Fronteer Development Group Inc.  Geologists representing Fronteer Development Group have been involved in the work programs administered by a Fronteer-Teck Cominco technical committee.  Work carried out during the period has involved the compilation of historic data, a reject re-assay program, a topographic survey, and the completion of three diamond drill holes.

12.1

 2004 Reject Re-assay Program

208 historical RC reject samples from Holes KRR-01, 05, 07, 12, 14, 16, 17 and 18 were re-assayed during 2004 to check the accuracy of previously reported numbers.  These samples were taken from a wide range of drill holes across the property, focusing mainly on those samples which were greater than 0.5 g/t Au.  The results show the correlation between the two vintages of assays to be excellent as demonstrated in Chart 1 below.

Chart 1 – Kirazli Gold Property – 2004 Reject Re-sampling

12.2

2004 Topographic Survey

A topographic survey was completed over a two week period in 2004 and included the surveying of topography of Kirazli Dagi, existing service roads, and all historic drill hole collars.  The survey was completed by Fronteer/TCAM personnel using a theodolite total station survey instrument

13.0

2004 SURFACE DIAMOND DRILLING PROGRAM

A diamond drill program was carried out between October 23, 2004 and January 3, 2005 on the Kirazli Gold Property.  A total of three diamond drill holes (KD04-01A/02/03) and one failed diamond drill hole (KD04-01) were completed for a total 890.90 metres (Table 2 & Figure 6).

The main focus of the program was to confirm the high-grade mineralization identified in previous reverse circulation holes on the top of Kirazli Dagi.  To this end, two old RC holes were twinned by diamond core drilling and a third step-out diamond core hole was completed to the north.  A brief description of the diamond drill holes completed during this program can be found below with details of the drill hole collars, significant assay values and summary drill logs found in Appendices V, VI and VII respectively.  Assay certificates are available on file at the Fronteer Development Group Inc office in Vancouver and the TCAM office in Ankara.

Hole ID	Drill Type	Easting	Northing	Elev	Az	Dip	TD	Total
KD-01	Core	475586	4430360	760	20	-60	23.60
KD-01A	Core	475585	4430359	760	20	-60	223.00
KD-02	Core	475614	4430382	758	200	-60	243.20
KD-03	Core	475592	4430446	749	200	-60	402.10	891.90

Table 2 - Kirazli Gold Property - Summary of 2004 Drill Hole Collars

Figure 7 - Kirazli Gold Property – DDH Plan Map

13.1

DDH KD-01/1A

Hole KD-01 was a twin of the historical reverse circulation drill hole KRR-07, which intersected a high-grade zone of  5.0 g/t Au over 52.5 m.  The first attempt at drilling the hole (KD-01) was abandoned at 23.6 m due to caving of the hole and low core recovery.  The hole was re-drilled 70 cm to the south as KD-01A.  This hole was also lost at 223 m due to tightness of the drill hole and loss of water pressure but fortunately intersected the key zones of interest before its demise.

The hole passed out of the main barren silica cap at a down hole depth of 43.30 m (Figure 8 & Plate 2) and intersected a wide zone of kaolinite-limonite-hematite altered clays which returned 9.66 g/t Au over 52.10 m from 43.30-94.50 m with a high-grade core averaging 50.7 g/t Au over 7.8 m from 44.60-52.40 m.  These are very encouraging results as they represent an almost doubling of the grade in the new diamond drill hole versus the historic reverse circulation hole KRR-07.  Details of the diamond core log can be found in Appendix VII and a hole by hole assay comparison can be found in Chart 2.

A
A"
61.2m @ 1.95 g/t Au
inc. 22.9m @ 4.07 g/t Au
51.2m @ 9.66 g/t Au
inc. 7.8m @ 50.7 g/t Au
KD-01
KD-02
KRR-23
KRC-8
KRR-20
KRC-7
KRR-10
KRR-4
SILICA CAP
SILICA CAP
1992 RC hole
159.3m @ 1.2g/t Au
8.7m @
1.55 g/t Au
>0.3 g/t Gold contour
0 mE
100 mE
200 mE
300 mE
400 mE
500 mE
800 mN
700 mN
600 mN
500 mN
0
50
100
metres

Figure 8: Kirazli Gold Property - DDH Cross-Section KD-01A/KD-02

Plate 2: Core Photos from KD-01A – 7.8m@50.7 g/t Au from 44.60-52.40 m.

Chart 2 – Kirazli Gold Property – Au Results from KD-1A vs. KRR-07

13.2

DDH KD-02

Hole KD-02 was a twin of the historical reverse circulation drill hole KRR-18, which intersected a large auriferous zone of  1.9 g/t Au over 103.5 m.  Although the high-grade intersection was intersected in the new hole, the hole was lost at 243.2 m due to tightness of the drill hole and caving.

The hole passed through the main silica cap at a down hole depth of 33.90 metres (Figure 8) and intersected a wide zone of oxidized and variably kaolinite-limonite-hematite altered clays which returned 1.95 g/t Au over 61.2 m with a higher grade interval from 33.90-56.8 m averaging 4.07 g/t Au over 22.9 m.  These results are comparable to those recorded in Hole KRR-18 albeit over a slightly shorter core length.  Details of the diamond core log can be found in Appendix VII and a hole by hole assay comparison can be found in Chart 3.

Chart 3 – Kirazli Gold Property – Au Results from KD-2 vs. KRR-18

13.2

DDH KD-03

Hole KD-03 was final hole of the 2004 Drill Program and was positioned on the original drill pad of RC hole KRR-19 (which was never drilled) to scissor a hole across hole KRR-07.  This hole was designed to get a better understanding of the geometry of the high-grade zone intersected in KD-01A and KD-02.  This hole was drilled to its target depth of 402.1m.

The hole passed out of the barren silica cap at a down hole depth of 34.90 metres and then a intersected a red mud breccia from 34.90-54.50 metres.  Assay results have not yet been reported for this hole.  Details of the diamond core log can be found in Appendix VII.

14.0

SAMPLING METHOD AND APPROACH

14.1

Core Drilling and Logging

Diamond drilling was performed by Spectra Jeotek of Ankara, Turkey using one tractor-mounted HQ-NQ diamond core drill.  Drilling on Kirazli took place from October 23, 2004 to January 3, 2005.  All drilling was supervised by Fronteer/TCAM technical staff and general industry standards in all matters were followed.

All proposed drill collars were surveyed using a theodolite total station survey instrument.  Control was relative to established survey points across the property.  Drills were set up under the direct supervision of Fronteer/TCAM staff.

HQ diameter core was drilled until the drill encountered problems at which time the holes were reduced to NQ diameter.  Core was placed in plastic boxes with depth markers every drill run (up to 3 meters).  Core recovery during these programs was moderate to excellent.  Boxes were securely sealed and brought to the core facility in Sogultalan once a day by the Fronteer/TCAM technical staff.  Reflex survey tests were taken generally at 75-100 meter intervals down-hole to provide down-hole survey control.  All casing was removed after drilling was completed.  Core logging procedures follow industry standards and a defined sample protocol.

14.2

Drill Core Sampling

All samples collected by Fronteer/TCAM during drill programs on the Kirazli Gold Property were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis, and storage of the drill core.   Samples intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 meters in length.  Sample intervals were very rarely less than this (minimum 0.30 meters) on specific, narrow geological features, and rarely greater than 1.0 meters (maximum 1.5 meters) on wide intervals of un-oxidized rock.

14.3

Analysis for Gold

Gold was determined by fire-assay fusion with atomic absorption spectroscopy (See Section 15.0 below).

15.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1

Drill Core

Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed cloth bags and half placed back in the original core box.  Samples were prepared by local contract laborers trained and supervised by Fronteer/TCAM personnel at a facility near the Kirazli Gold Property.  The retained core is stored in a secure building at the Sogutalan core facility.

15.2

Shipping

All samples were shipped by independent transport companies in sealed woven plastic bags to ALS Chemex preparation laboratories in Izmir, Turkey.  Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail.  No problems were encountered in transport during the program.

15.3

Assay Laboratory

Processing and analysis of samples was conducted by ALS Chemex in North Vancouver, BC. ALS Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”.

15.4

Sample Preparation (ALS-Chemex laboratories in Izmir, Turkey)

Individual samples typically ranged from 0.5 kg to 2 kg in weight.  The entire sample was crushed in an oscillating steel jaw crusher.  Approximately a 250g split is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored.  Pulps are shipped to ALS Chemex in North Vancouver, BC for analysis.

15.5

Assay Procedures:  (ALS Chemex in North Vancouver, BC.)

Au was determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy.

Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by aqua regia digestion (ICP) atomic emission spectroscopy.  The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis.

Results are reported electronically to the project site in Sogultalan with Assay Certificates filed and catalogued at Teck Cominco’s Office in Ankara, Turkey.

16.0

DATA VERIFICATION

16.1

Standards

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory.  One original standard (Standard 3) used on the Kirazli Project was made at GDL from material from a neighboring project.  Two further standards were bought from CDN Resource Laboratories Ltd. (STD CDN-GS-3A and CDN-GS-13).  These standards were randomly inserted into the sample sequences every 20 samples.

A total of 53 standards were analyzed during the 2004 Drill Program.  The results of these analyses are presented in Chart 4 and show generally fall within the accepted range of 2 standard deviations.

Chart 4 – Kirazli Gold Property – Standard Data Correlation

16.2

Blanks

Blanks are generally used to check the cleanliness of the laboratory and should be produce negligible gold results on a consistent basis.  Non-mineralized basaltic material was used as a blank and was collected from an outcrop in camp, broken with a hammer and inserted randomly into the sample series every 20 samples.

A total of 54 blanks were analyzed during the 2004 Drill Program.  The results of these analyses are presented in Chart 5.  The results were generally less than 0.050 g/t Au but four exceeded 0.10 g/t.  A rerun of the four spurious blanks is underway to verify the results but perhaps the material isn’t entirely devoid of gold and another source for blanks should be investigated.

Chart 5 – Kirazli Gold Property – Blank Data Results

16.3

Duplicates

Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity.  The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.  Duplicate field samples are taken every 20 samples within the sample series.

A total of 50 field duplicates were analyzed during the 2004 Drill Program.  The results of these analyses are presented in Chart 6 and fall within acceptable limits once the values start exceeding 0.5 g/t Au.

Chart 6 – Kirazli Gold Property – 2004 Duplicate Data Results

16.4

Check Assays

A protocol has just been initiated to send 5% of all assayed sample pulps to a second laboratory for analysis.  This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.  The most likely candidate for this work check work will be Acme Analytical Laboratories in Vancouver.

17.0

ADJACENT PROPERTIES

No information concerning adjacent properties is presented in this report.

18.0

MINERAL PROCESSING AND METALLURGICAL TESTING

18.1

Petrographic Studies

Determinations by Newmont Mining labs on a sample of core indicated that there are two types of Au-bearing pyrite at Kirazli.  The first type is a spongy framboidal variety that is Au-rich and As-poor and accounts for 30% of the total pyrite.

The second type of pyrite is a massive variety that is Au-poor and As-rich and accounts for the remaining 70% of the total pyrite.  During the RC drill program, arsenopyrite was identified and the work by Newmont confirms that identification.

Additional petrographic work resulted in the following determinations:

•

Substantiation of the presence of a hydrothermal mill breccia.

•

Determination that the formation of the mill breccia was pre-mineralization.

•

Clay overprinting on silicified tuffs as veinlets and fine grained patches.

•

Overprinting of hydrothermal cavities and channels on silicified tuffs.

•

The advanced argillic assemblage contains up to 55% quartz

•

Pyrophyllite is present as a late-stage mineral.

•

Free Au was noted along limonite\goethite fractures, in oxidized (ochery limonite) hydrothermal cavities, in siliceous gangue, and as small segregations in advanced argillic alteration.

•

Identification of famatinite (antimony sulphide), braunite (manganese oxide\silicate), manganite (manganese oxide\hydroxide) and leucoxene (titanic iron ore).

18.2

Metallurgical Studies

Four bottle roll leach tests were performed by Robertson PLC and Newmont Mining labs on sulphide, oxide and mixed, oxide\sulphide samples.  Oxide mineralization was deemed to be amenable to direct cyanidation with Au recovery in bottle roll tests of 90% and greater.  The sulfide mineralization is not amenable to direct cyanidation (33-53.4% Au recovery).  Mixed oxide\sulphide material returned 53.7-60.9% Au extraction.

Additional metallurgical testing by Newmont showed that the sulphide ore-grade material is leachable with initial bio-oxidation treatment of the ore.  Approximately 70% of the sulphides were oxidized after 8 days and 85% Au extraction was achieved by leaching the treated ore.

As a comparison to bio-oxidation, Newmont performed a separate autoclave test to archive oxidation of the sulphide ore.  Final residue results showed 92.4% sulfide oxidation with 81% Au extraction from subsequent leaching.

19.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No 43-101 compliant resource calculations have been performed on the mineralization at the Kirazli Gold Property.  Vague references have been observed in the historic data to resources calculated by the previous operators of the property but these have not been substantiated by the author and as a result, have not been reported within the context of this report.

20.0

OTHER RELEVANT DATA AND INFORMATION

In Turkey, underground resources are subject to the exclusive ownership and disposition of the State and are not considered part of the land where they are located.  Under the mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licenses subject to payment of a royalty to the State.

Certain provisions of Turkish Mining Law were recently amended in 2004.  The pre-operation license provided by the old law was repealed.  The basis of royalty payments to the State has been changed to a percentage of total sales.  Mining activities conducted within state-owned lands will be subject to an additional 30% royalty.

21.0

INTERPRETATION AND CONCLUSIONS

•

The mineralization at the Kirazli Gold Property is the result of a zoned high-sulphidation system with a barren silica cap and lower silicic zone grading outwards into advanced argillic and propylitic alteration.

•

The higher-grade mineralized plume has formed at the intersection of the sulphide-bearing hydrothermal mill breccia and the barren silica cap with the highest portions of system being preserved.

•

The multi-phase Au mineralization was most likely deposited in a series of recognizable, yet overlapping, events

•

The geometry of the mineralization takes the form of a series of en-echelon NE orientated bodies defining overall N-S trend with a NE trending major feeder zone.

•

There is significant potential for the additional of high-grade resources on the property as well as further sulphide breccias at depth. The latter is evidenced by the numerous open drill holes terminating within mineralized material.

22.0

RECOMMENDATIONS

Recommendations of the Fronteer–Teck Cominco Technical Committee for exploration of the Kirazli Gold Property included the following:

•

Carry-out a definition diamond drill program on 30-metre spaced centres in the vicinity of the high-grade mineralization intersected in DDH KD04-01 and KD04-02.

•

Complete step-out diamond drill holes on 100-metre spaced centres to test the limits of the lower grade mineralized halo.

•

Carry out reconnaissance drilling in the areas outboard to the main mineralization.

•

Maintain normal logging procedures including RQD, PIMA, specific gravity and magnetic susceptibility measurements; continuous sampling of drill holes; adherence to the existing QA/QC (quality assurance – quality control) protocol.

A proposed budget for the 2005 Work is given below and is based on 5000 metres of drilling over a five month period.

Description	Amount ($US)
Assays	$115,000
Drilling	$458,000
Field Costs	$26,000
Staff Salaries	$58,000
Fees & Permits	$16,000
Road Construction	$5,000
Travel & Transportation	$38,500
Communication	$3,000
Public Relations	$5,000
Fronteer charges	$35,000
Contingency	$30,000
Administration (12%)	$45,000
Total	$853,300

Table 3 - Kirazli Gold Property - 2005 Proposed Budget

23.0

REFERENCES

Bickford, D, 1989.  Comments on Kirazli drilling results.  Tüprag Metal Madencilik unpublished internal memo, February 11, 2pp

Bickford, D, 1991.  Kirazli Drilling report.  Tüprag Metal Madencilik unpublished internal memo, January 23, 2pp

Cameron, D 1989.  Proposed revision of the drilling program based on percussion program results. Bickford, D, 1991.  Tüprag Metal Madencilik unpublished internal memo, February 3, 2pp

Eaton, L.G. 1989.  Proposed drill plan for the Kirazli gold project, Canakkale Province/County, western Turkey.  Tüprag Metal Madencilik unpublished internal report, 6pp.

Erendil, Mural, 2003.  Geological Features of Anatolian Peninsula. Mineral Research and Exploration General Directorate, Ankara, Turkey, 27 pp.

Hall, Richard D., 2004.  Agi Dagi Gold Property, Canakkale Province, Republic of Turkey. 43-101 Report prepared for Fronteer Development Group Inc., Vancouver, Canada, 21 pp.

Kellensman, 1991.  Kirazli Mining Venture.  Tüprag Metal Madencilik unpublished internal memo, August 28, 2pp

McComb, M.B. 1990.  Petrographic examination and semi-quantitative XRD-XRF analysis of drill core sample KRC-1 77.55 from Kirazli, Turkey (Lot# 3974) Tüprag Metal Madencilik unpublished internal report, 2pp.

Unknown, 1990.  Kirazli project fact sheet.  Tüprag Metal Madencilik unpublished internal report, 5pp.

Unknown, 1990.  Newmont overseas exploration 1990-91 Quarterly statistics.  Tüprag Metal Madencilik unpublished internal file, 2pp.

Unknown, 1991.  Kirazli project fact sheet.  Tüprag Metal Madencilik unpublished internal report, 1pp.

Unknown, 1991.  Kirazli project second annual report-February 1990 through February 1991.  Tüprag Metal Madencilik unpublished internal report, 4pp.

Unknown, undated.  Discussion of Combined results of work performed.  Tüprag Metal Madencilik unpublished internal report, 15pp.

Unknown, undated.  Kirazli project Prospect pit profiles.  Tüprag Metal Madencilik unpublished internal File, 5pp.

Volkert, D.F. 1991.  Addendum to Kirazli project compilation report.  Tüprag Metal Madencilik unpublished internal report, 5pp.

Volkert, D.F. 1991.  Geologic model of Kirazli; various.  Tüprag Metal Madencilik unpublished internal fax, August 16, 2pp.

Volkert, D.F. 1991.  Kirazli project.  Tüprag Metal Madencilik unpublished internal report, 10pp.

Volkert, D.F. 1991.  Kirazli project compilation report.  Tüprag Metal Madencilik unpublished internal memo, August 23, 10pp.

Volkert, D.F. 1991.  Kirazli project; core samples selected for mineralogic/ petrographic studies.  Tüprag Metal Madencilik unpublished internal memo, August 21, 10pp.

Volkert, D.F. 1991.  Kirazli project monthly report.  Tüprag Metal Madencilik unpublished internal fax, August 28, 2pp.

Volkert, D.F., 1991.  Section A-A’ Tüprag Metal Madencilik unpublished internal map, August, 1pp.

Volkert, D.F., 1991.  Section B-B’ Tüprag Metal Madencilik unpublished internal map, August, 1pp.

Volkert, D.F., 1991.  Section C-C’ Tüprag Metal Madencilik unpublished internal map, August, 1pp.

24.0

DATE

Respectfully submitted at çan, Turkey, this 11th day of February 2005, by

Ian R. Cunningham-Dunlop, P. Eng.

Exploration Manager – Canada/Turkey
Fronteer Development Group Inc.

LICENSED PROFESSIONAL ENGINEER
I.R. Cunningham-Dunlop
PROVINCE OF ONTARIO

PROFESSIONAL
PROVINCE
I. R. CUNNINGHAM-DUNLOP
BRITISH COLUMBIA
ENGINEER

Appendix I

Certificate of Author

I, Ian R. Cunningham-Dunlop, P.Eng, do hereby certify that:

1.

I am currently a geologist living at 2537 Sechelt Drive, North Vancouver, B.C. V7H 1N7.

2.

I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

3.

I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO), the Association of Professional Engineers and Geoscientists of B.C (APEGBC) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG).

4.

I have read the definition of “qualified person” set out in National Instrument 43-101, and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.

I am responsible for the preparation of all sections of the report titled “Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey” relating to the Kirazli Gold Property.  I have worked on the property in a technical capacity since November 1st 2004 and have reviewed the data from the 2004 Diamond Drill Program while visiting the site from Feb 4th to Feb 11th 2005.

6.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

7.

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group inc. in the form of a stock option agreement.

8.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th day of February, 2005 in çan, Turkey

Appendix II

Consent of Author

2537 Sechelt Drive

North Vancouver, B.C.

V7H 1N7

Tel: 604-929-7871

CONSENT OF AUTHOR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

TSX Venture Exchange

I, Ian R. Cunningham-Dunlop, P.Eng., do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report titled “Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey”, dated February 11th, 2005, and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Fronteer Development Group Inc. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure in the Information Report of Fronteer Development Group Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 11th day of February, 2005 in çan, Turkey.

Appendix III

Kirazli Gold Property – Summary of Historic Drill Hole Collars

Hole ID	Drill Type	Easting	Northing	Elev	Az	Dip	TD	Total
KRP-1	Percussion	475221	4430054	587	0	-90	22.05
KRP-2	Percussion	475266	4430054	600	0	-90	16.55
KRP-3	Percussion	475169	4430054	574	0	-90	20.45
KRP-4	Percussion	475428	4430054	572	0	-90	9.00
KRP-5	Percussion	475577	4430054	530	0	-90	16.50
KRP-6	Percussion	475408	4430054	514	0	-90	8.00
KRP-7	Percussion	475587	4430054	575	0	-90	20.50
KRP-8	Percussion	475014	4430054	560	0	-90	14.50
KRP-9	Percussion	475015	4430054	641	0	-90	26.50
KRP-10	Percussion	474995	4430054	636	0	-90	26.50
KRP-11	Percussion	475570	4430054	721	0	-90	28.40
KRP-12	Percussion	475557	4430054	722	0	-90	28.40
KRP-13	Percussion	475513	4430054	710	0	-90	19.45
KRP-14	Percussion	475722	4430054	720	0	-90	28.45
KRP-15	Percussion	475574	4430054	697	0	-90	15.40
KRP-16	Percussion	475625	4430054	667	0	-90	14.75
KRP-17	Percussion	475590	4430054	639	0	-90	21.50
KRP-18	Percussion	475511	4430054	737	0	-90	27.50
KRP-19	Percussion	475115	4430054	685	0	-90	27.50
KRP-20	Percussion	475063	4430054	654	0	-90	26.40
KRP-21	Percussion	475000	4430054	637	262	-60	26.30
KRP-22	Percussion	475641	4430054	678	0	-90	18.45
KRP-23	Percussion	475511	4430054	650	0	-90	29.40
KRP-24	Percussion	475459	4430054	643	25	-60	45.10
KRP-25	Percussion	475380	4430054	643	63	-60	26.10	563.65
KRR-1	RC	475258	4430662	710	90	-60	175.50
KRR-2	RC	475114	4430517	661	45	-60	174.00
KRR-3	RC	475270	4430363	635	80	-60	174.00
KRR-4	RC	475428	4430196	669	45	-60	174.00
KRR-5	RC	475577	4430036	712	45	-60	175.50
KRR-6	RC	475408	4430510	727	265	-60	174.00
KRR-7	RC	475587	4430360	762	20	-60	175.50
KRR-8	RC	475432	4430825	596	262	-60	169.50
KRR-9	RC	475589	4430677	664	200	-60	150.50
KRR-10	RC	475754	4430506	674	225	-60	174.00
KRR-11A	RC	475270	4430043	590	0	-90	24.00
KRR-11B	RC	475242	4430046	589	0	-90	67.50
KRR-12	RC	475424	4429886	638	45	-60	138.00
KRR-13	RC	475509	4429003	704	40	-60	150.00
KRR-14	RC	475493	4428932	707	196	-60	150.00
KRR-15	RC	475530	4430340	742	45	-60	129.00
KRR-16	RC	475530	4430340	742	135	-60	130.50
KRR-17	RC	475616	4430379	760	290	-60	123.00
KRR-18	RC	475613	4430382	760	200	-60	149.50
KRR-19	RC	475599	4430444	749	200	-60	Abandoned
KRR-20	RC	475652	4430402	739	225	-60	90.00
KRR-21	RC	475666	4430342	760	225	-60	79.50
KRR-22	RC	475557	4430407	752	110	-60	100.50
KRR-23	RC	475561	4430342	755	45	-60	113.50
KRR-24	RC	475611	4430297	770	83	-80	113.00	3,274.50
Hole ID	Drill Type	Easting	Northing	Elev	Az	Dip	TD	Total
KRC-1	Core	475545	4430233	732	0	-90	110.11
KRC-2	Core	475510	4429003	703	90	-60	100.00
KRC-3	Core	474977	4430060	514	90	-60	101.35
KRC-4	Core	475019	4430697	640	255	-60	100.00
KRC-5	Core	475570	4430503	721	225	-60	200.00
KRC-6	Core	475436	4430367	730	45	-60	189.15
KRC-7	Core	475683	4430427	730	225	-60	195.35
KRC-8	Core	475527	4430278	743	45	-60	200.10
KRC-9	Core	475605	4430221	762	45	-60	200.00
KRC-10	Core	475758	4430355	741	225	-60	187.65
KRC-11	Core	475504	4429959	680	45	-60	161.50
KRC-12	Core	475507	4430129	700	45	-60	200.00
KRC-13	Core	475675	4430122	770	45	-60	199.30
KRC-14	Core	475819	4430269	765	225	-60	199.90
KRC-15	Core	475882	4430328	725	225	-60	160.15
KRC-16	Core	475594	4429983	722	45	-60	162.90
KRC-17	Core	475906	4430192	770	235	-60	199.40
KRC-18	Core	475580	4429720	700	45	-60	160.00
KRC-19	Core	475678	4429964	770	45	-60	184.90
KRC-20	Core	475890	4430029	770	270	-60	161.70	3,373.46
							Grand Total to Date	7,211.61

Appendix IV

Kirazli Gold Property – Summary of Historic Drill Hole Composites

Drill Hole	From	To	Interval	Au Grade (g/t)
KRR-1	102.00	111.00	9.00	2.10
and	121.50	132.00	10.50	1.60

KRR-5	0.00	12.00	12.00	1.70
and	55.50	75.00	19.50	1.10
and	81.00	84.00	3.00	1.90
and	87.00	99.00	12.00	1.00
and	109.50	136.50	27.00	0.80
and	139.50	175.50	36.00	1.40

KRR-7	34.50	87.00	52.50	5.00
and	100.50	108.00	7.50	1.00

KRR-8	31.50	36.00	4.50	1.30

KRR-12	1.50	18.00	16.50	0.92
and	22.50	31.50	9.00	0.63
and	34.50	57.00	22.50	2.20

KRR-15	124.50	129.00	4.50	0.98

KRR-16	108.00	130.00	22.00	1.40

KRR-17	40.50	60.00	19.50	13.70
and	70.50	123.00	52.50	0.61

KRR-18	34.50	138.00	103.50	1.90

KRR-20	28.50	90.00	61.50	3.64
Incl.	28.50	73.50	45.00	4.80
Incl.	28.50	31.50	3.00	2.09
Incl.	31.50	39.00	7.50	12.96
Incl.	39.00	73.50	34.50	3.27

KRR-22	69.00	87.00	18.00	0.86

KRR-23	31.50	113.50	82.00	1.10
Incl.	31.50	72.00	39.00	1.79

KRC-4	19.80	28.10	8.30	1.80

KRC-5	15.40	17.10	1.70	4.10
and	21.50	24.40	2.90	1.10

KRC-6	128.10	129.60	1.50	4.50

KRC-7	52.00	64.30	12.30	0.73

Drill Hole	From	To	Interval	Au Grade (g/t)
KRC-8	40.80	53.40	12.60	0.57
and	53.40	152.60	99.20	1.40

KRC-9	48.90	55.80	6.90	0.82
and	59.70	70.30	10.60	0.75
and	94.60	105.10	10.50	0.53

KRC-11	45.60	65.30	19.70	1.50
and	105.20	121.60	16.40	1.20
and	149.00	161.50	12.50	1.40

KRC-12	59.90	68.70	8.80	6.30
and	70.20	108.10	37.90	0.72
and	177.00	188.20	11.20	1.00

KRC-13	184.50	196.70	12.20	1.20

KRC-16	0.00	25.80	25.80	1.60
and	147.60	161.30	13.70	1.70

Appendix V

Kirazli Gold Property – Summary of 2004 Drill Hole Collars

Hole ID	Drill Type	Easting	Northing	Elev	Az	Dip	TD	Total
KD-01	Core	475586	4430360	760	20	-60	23.60
KD-01A	Core	475585	4430359	760	20	-60	223.00
KD-02	Core	475614	4430382	758	200	-60	243.20
KD-03	Core	475592	4430446	749	200	-60	402.10	891.90
							Grand Total to Date	8,103.51

Appendix VI

Kirazli Gold Property – Summary of 2004 Drill Hole Composites

Drill Hole	From	To	Interval	Au Grade (g/t)	Cut-off
KD-01A	32.60	94.50	61.90	8.06	0.5
incl.	43.30	94.50	51.20	9.66	1.0
incl.	43.65	69.10	25.45	18.27	3.0
incl.	44.60	69.10	24.50	18.81	5.0
incl.	44.60	52.40	7.80	50.70	10.0
and	95.50	161.00	65.50	0.48	0.3
incl.	95.50	116.10	20.60	0.51	0.5
and	127.30	132.50	5.20	0.86	0.5
incl.	128.30	130.30	2.00	1.25	1.0
and	148.65	159.00	10.35	0.58	0.5
and	214.30	223.00	8.70	1.54	1.0

KD-02	33.90	95.10	61.20	1.95	0.5
incl.	33.90	56.80	22.90	4.07	1.0
incl.	33.90	51.30	17.40	4.91	3.0
incl.	33.90	46.20	12.30	5.20	5.0
incl.	33.90	35.80	1.90	10.42	10.0
incl.	50.70	51.30	0.60	6.35	5.0
and	65.10	72.20	7.10	1.33	1.0
and	137.80	158.00	20.20	0.45	0.3
incl.	138.70	148.20	9.50	0.65	0.5
and	172.00	177.00	5.00	0.62	0.5
and	179.00	196.90	17.90	0.39	0.3
and	217.90	224.60	6.70	0.47	0.3
and	232.50	243.20	10.70	0.63	0.5

Appendix VII

Kirazli Gold Property – 2004 Drill Hole Summary Logs

SUMMARY LOG

KD-01A

UTM Coordinate

475585/4430359

DRILLED BY

SPECTRA

AZIMUTH AND DIP

200/-60

DEPTH (Planned)

300m

(Note this is a twin hole of KRR-7)

FROM	TO	LITHOLOGY
0.00	3.20	Vuggy silicified pebbles (silica cap)
3.20	5.70	Vuggy silica to brecciated vuggy silica pebbles (silica cap)
5.70	10.00	Siliceous sand
10.00	13.00	Vuggy silica to brecciated vuggy silica pebbles (silica cap)
13.00	17.40	Siliceous sand (silica cap)
17.40	19.00	Limonite-rich silica sand (silica cap)
19.00	22.20	Silica sand and silicified breccia (silica cap)
22.20	25.60	Chalcedonic siliceous rock and silica sand (silica cap)
25.60	28.00	Siliceous sand (silica cap)
28.00	34.50	Silicified Chalcedonic breccia (silica cap)
34.50	43.30	Silica sand with limonite (silica cap)
43.30	46.40	Fault gouge: blue kaolinite clay – high-grade
46.40	50.00	Fault gouge : limonite and hematite clay – high-grade
50.00	56.50	Strongly fractured (brecciated) mod sil'd feld-amph porphyry
56.50	67.85	Oxidized feldspar porphyry with patchy vuggy silica
67.85	70.80	Oxidized clay altered feldspar porphyry
70.80	81.70	Oxidized locally silicified feldspar porphyry
81.70	85.40	Weak-mod silicified oxidized volc
85.40	90.55	Feldspar porphyry with gouge/clay
90.55	92.50	Hem – Lim fault zone
92.50	111.10	Hematite altered feldspar porphyry
111.10	112.30	Strong kaolinite-limonite altered feldspar porphyry
112.30	113.60	Hematite altered feldspar porphyry
113.60	118.70	Strong kaolinite-limonite altered feldspar porphyry
118.70	162.90	Oxidized feldspar porphyry
162.90	164.15	Unoxidized feldspar porphyry
164.15	164.95	Limonite-kaolinite-hematite altered feldspar porphyry – end of oxidized zone
164.95	223.00	Unoxidized feldspar porphyry
223.00	EOH	Hole abandoned due to tightness of hole and no water return on the drill

SUMMARY LOG

KD-02

UTM Coordinate

475614/4430382

DRILLED BY

SPECTRA

AZIMUTH AND DIP

200/-60

DEPTH (Planned)

300m

(Note this is a twin hole of KRR-18)

FROM	TO	LITHOLOGY
0.00	5.80	Clay / siliceous pebbles – part of the silica cap
5.80	6.40	Vuggy silicified pebbles
6.40	12.40	Siliceous sand and siliceous heterolithic breccia – part of the silica cap
12.40	13.90	Silicified heterolithic breccia
13.90	27.20	Siliceous sand and siliceous heterolithic breccia – part of the silica cap
27.20	33.90	Limonite-rich silica sand (silica cap)
33.90	43.50	Brick-red limonite-hematite clay: high-grade zone
43.50	45.30	Vuggy, silica hematite altered feldspar porphyry and breccia
45.30	46.80	Limonite-rich clay gouge/ fault zone
46.80	51.30	Oxidized Feldspar porphyry/andesite
51.30	52.80	Fault Zone/ Vuggy silica alt’d volcanic
52.80	58.40	Moderate vuggy silica oxidized volcanics (andesite?)
58.40	59.15	Fault gouge and kaol-hem alt’d volcanic
59.15	65.55	Moderate vuggy silica oxidized volcanics (andesite?)
65.55	72.20	Pervasive vuggy silica and oxidized volcanic
72.20	80.00	Kaol-Hem alt’d volc (andesite/ feldspar porph ?)
80.00	81.05	Unoxidized clay alt’d andesite, 2-3% py
81.05	98.50	Weak-mod silicified oxidized volcanic
98.50	108.25	Unoxidized kaol +/- ser alt’d volcanic
108.25	111.40	Hem – Lim alt’d tuffaceous volcanic
111.40	114.60	Unoxidized kaol-alt’d volc, 2% py
114.60	130.70	Mixed sulphide/oxide silicified andesite/tuffaceous volc
130.70	136.00	Fault Zone; deep orange red lim-hem clay w silicified pebbles
136.00	139.60	Hydrothermal heterolithic breccia (mixed sulph/oxide), silicified
139.60	146.00	Silicified mixed oxide/sulph tuffaceous volcanics
146.00	149.30	Vuggy silicified tuffaceous volc, strong hem-lim oxide – end of oxidized zone
149.30	151.90	Monolithic hydrothermal breccia (unoxidized) w/ 2-3% py
151.90	183.30	Unoxidized silicified andesite, 2-4% py
183.30	188.50	Hydrothermal heterolithic breccia (unoxidized); same unit as “mill breccia” described by Tuprag in hole KRC-08; 2-4% py
188.50	191.70	Hydrothermal heterolithic breccia (oxidized)
191.70	198.60	Hydrothermal heterolithic breccia (unoxidized), alunite alteration
198.60	204.45	Hydrothermal silica vein/zone w/ alunite, 3-5% py
204.45	222.75	Hydrothermal heterolithic breccia, 5% py ( 3 generations of py)
222.75	243.20	Pervasive silicified feldspar porphyry/andesite; 2-4% py
243.20	EOH	Hole lost due to caving and stuck rods

SUMMARY LOG

KD-03

UTM Coordinate

475592/4430446

DRILLED BY

SPECTRA

AZIMUTH AND DIP

200/-60

DEPTH (Planned)

400m

FROM	TO	LITHOLOGY
0.00	3.40

Breccia: Light brown to dirty yellow colored, badly broken fragmental core; Intensely silicified, heterolithic, matrix supported, silica cemented breccia, local late/second phase more hematite cemented breccia (dyke) cuts the earlier one

3.40	7.20	Silica Sand: Earth brownish to reddish colored sand sized silica chips with rare a few cm diameter of pervasively silicified breccia fragments
7.20	13.30	Breccia: Light brown colored, intensely silicified, limonitic, vuggy (matrix leached) breccia, clasts are mostly cherty volcanics.
13.30	15.80	Silica Sand: Same as between 3.4 to 7.2
15.80	26.50	Red Mud/Breccia: Heterolithic, matrix cemented, pervasively silicified with intensive deep red colored, muddy-clay along the (These zone is resemble with the high grade zones at KD-1 and 2)
26.50	30.40	Silica Sand: Sand size fine chalcedonic silica chips with local small fragments of breccia
30.40	34.90	Breccia: Gray to dark gray colored, intensely silicified, multi phase breccia, local vuggy and hematitic
34.90	54.50

Red Mud/Breccia: Deep red colored, locally short zone of creamy colored barite.  Different type of preserved fragments with 1 cm to max 3 cm in a

a) Mosaic textured pervasively silicified mm to 5 mm clast-sized, fairly well shorted matrix supported breccia

b) Pervasively silicified feldspar porphyritic andesite

Fairly sharp lower contact – Resembles high-grade zone observed in KD-01A

54.50	127.10

Feldspar Porphyritic Andesite: Dirty Yellow to Brownish colored, moderately silicified, limonitic and hematitic as disseminated and veinlets. Onion skin (lazy gang) banding, patchy pyritic zone between 88.9 to 89.7 – 102 to 111.35 – 127.0 as disseminated and veinlets. Pyrite amount is varying between 5% to 15%.

127.10	130.05

Breccia: Heterolithic, matrix supported breccia, clasts are well rounded to sub-angular.  Sharp upper and lower contacts ~ 80 degree to CA, ~ 8 % pyrite as disseminated and clasts and also rimmed around clasts.

130.05	136.50	Feldspar Porphyritic Andesite: Moderately silicified, pyritic 3 to 5 % as disseminated and veinlets, local limonite along fractures
136.50	139.00	Breccia: Heterolithic matrix supported, moderately silicified breccia – end of oxide
139.00	185.00	Feldspar Porphyry Andesite: Mod to intense silicified, hematitic, limonitic – oxidized – local vuggy FPA. It has sulphide after 141.9m mainly pyrite as disseminated and veinlets 2 to 6%
		Hole reduced to NQ at 143.4
185.00	197.50	Breccia: Heterolithic, matrix supported breccia, pyrite as disseminated in matrix, and clasts and also veinlets in clasts. Late pyrite also noted as mm thick rims around clasts.
197.50	216.50	Feldspar Porphyry Andesite: Gray to dark gray colored, mod to intense silicified, 10 to 15 % pyrite disseminated and veinlets
216.50	218.60	Breccia: Same as between 185 to 197.5m
218.60	286.65	Feldspar Porphyry Andesite: Dark gray to gray colored, moderate silicified, 6 to 12 % pyrite as disseminated and veined. Trace chalcopyrite. Short intervals of breccia dykes
286.65	402.10

Breccia: Heterolithic, matrix supported, silica cemented breccia. Section shows big variation on the clast size and sorting.  Local shows fairly well shorting from couple cm (upper part) and 10 cm (lower part) (kind of fining upward) as between 289 to 292.  After 320 meter to EOH, breccia gets strongly chloritic.  Local trace copper oxide (malachite) noted.

402.10	EOH

Appendix VIII

Assay Methods and Detections – ALS Chemex Laboratories

Gold - Fire Assay Fusion

For fully quantitative total gold contents, the fire assay procedure is still the preferred choice by laboratories all over the world. Typically the samples are mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation. The final technique used to determine the gold and other precious metals contents of the residue can range from a balance (for very high grade samples), to AAS, ICP-AES or ICP-MS.

Method code

Description

Range (ppm)

Au-AA23

Au by fire assay and AAS.
30 g nominal sample weight.

0.005 - 10

Aqua Regia Digestion

Quantitatively dissolves base metals for the majority of geological materials, and may provide anomaly enhancement in some geological environments.  Major rock forming elements and more resistive metals are only partially dissolved.

Method code
ME-ICP41

34 elements by aqua regia acid digestion ICPAES

Elements and Ranges (ppm)

Ag

(0.2 - 100)

Al

(0.01% - 15%)

As

(2 – 10,000)

B

(10 - 10,000)

Ba

(10 - 10,000)

Be

(0.5 - 100)

Bi

(2 - 10,000)

Ca

(0.01% - 15%)

Cd

(0.5 - 500)

Co

(1 - 10,000)

Cr

(1 - 10,000)

Cu

(1 - 10,000)

Fe

(0.01% - 15%)

Ga

(10 - 10,000)

Hg

(1 - 10,000)

K

(0.01% - 10%)

La

(10 - 10,000)

Mg

(0.01% - 15%)

Mn

(5 - 10,000)

Mo

(1 - 10,000)

Na

(0.01% - 10%)

Ni

(1 - 10,000)

P

(10 - 10,000)

Pb

(2 - 10,000)

S

(0.01% - 10%)

Sb

(2 - 10,000)

Sc

(1 - 10,000)

Sr

(1 - 10,000)

Ti

(0.01% - 10%)

Tl

(10 - 10,000)

U

(10 - 10,000)

V

(1 - 10,000)

W

(10 - 10,000)

Zn

(2 - 10,000)

(Reproduced from ALS Chemex website)

Appendix IX

Sampling Protocol

The following protocol outlines the procedure that will be applied to sampling drill core at the Kirazli Gold Property.  The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

•

Inspection of core boxes, for missing boxes and footage errors

•

Digital photography of all boxes

•

RQD and core loss

Logging

•

Engineering  Comments on the competency of core are taken and recorded on the logs

•

Fracture analyses with quantitative measuring of all fractures is not being estimated at the moment, but fractures containing gouge material, veins and dominant fracture patterns are measured.

Sampling

•

Standardized Kirazli sample booklets will be utilized at all times.  All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.

•

Standards and blanks will both be entered every 20th sample.  Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 20 samples.

•

All holes are sampled from top to bottom of the hole, with most samples averaging one meter or less, unless in sulphide ore where samples are taken every 1.5m.

•

For each sample interval, all required parts (‘From-To’) of the Kirazli standard sample card are filled in and half of the sample number tag is placed at the starting point of the sample interval in the core box.

•

The second half of the tag is put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Marking Core

•

The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core

•

The sample tag will be placed at the beginning of the sample.

Double-Check

•

It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.

Specific Gravity Measurements

•

Specific gravity samples are taken from split core approximately every meter or less when there is changes in lithology or alteration, after the logging and sampling is completed.

•

Each sample is a minimum of 5 cm long and up to 25 cm

•

The samples are dries in a 105ºC oven for 16 hours, and then allowed to cool to room temperature.

•

The sample is then weighted dry on a scale with 1 gram accuracy

•

For the wet sample weight, the sample is first submerged in water for 10-20 minutes to fill all the vugs with water.  It is then lowered into the weighting apparatus in a harness into the water bucket for the wet weight.

•

The volume of the sample is calculated as:  volume= mass in air – mass in water

•

The specific density is calculated as:  specific density = mass in air / volume

Appendix X

QA/QC Sampling

At the Kirazli Gold Property, the insertion of “blind” quality control samples takes place in the core shack before samples are shipped to the lab.  These samples inserted on a routine basis and are used to check laboratory quality and cleanliness.  At the beginning of sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.

Duplicate samples

•

Duplicates are taken every 20 samples within the sample series.  Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity.  The duplicate samples are ¼ spilt cores done on site before the sample leaves camp.

Blanks

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Non-mineralized basaltic material was used as a blank, where material was collected from an outcrop in camp, broken with a hammer and inserted into the sample series every 20 samples.

Standards

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Standards are used to test the accuracy of the assays, and to monitor the consistency of the laboratory.  They are needed for documentation at the time of ore reserve calculations.  One original standard (standard 3) used on the Kirazli Project was made at GDL from material from a neighboring project.  Two further standards were bought from CDN Resource Laboratories Ltd. (Std CDN-GS-3A and CDN-GS-13)  These standards were randomly inserted into the sample sequences every 20 samples.

Check Samples:

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5% of all assayed sample pulps are being sent to a second laboratory for analysis.  This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

Analyzing Data

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Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.